Exhibit 99.7

ZenaTech Completes 20th Acquisition in Year One of Drone as a Service, Strengthening California Wildfire Management and Public Works Opportunities

Vancouver, British Columbia, (January 08, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces it has completed its 20th acquisition.  The most recent acquisition is L.D. King, Inc., a well-established civil engineering and land surveying firm based in the Los Angeles area, further strengthening its footprint for drone solutions in one of the most wildfire-sensitive and natural disaster-prone regions in the US. This acquisition caps a successful first year executing its Drone as a Service expansion strategy to enable drone accessibility at scale for the innovation of legacy, low tech or manual work. Since January 2025, the company has built a US and global business network which includes thousands of existing commercial and government client relationships.

“We have exceeded our first-year objectives for Drone as a Service, underscoring both the pace and discipline with which we are scale our roll up strategy of multiple industries ripe for drone modernizing, representing significant untapped opportunities for Drone as a Service applications. The global drone services market is growing at over 36 % annually and expected to reach $355 billion by 2032 according to Pragma Market Research, creating a substantial long-term opportunity for scalable, recurring revenue,” said Shaun Passley, Ph.D., ZenaTech CEO. “Our 20th acquisition, L.D. King’s deep relationships and decades-long operating history provide an ideal platform to deploy our drone-enabled services at scale for existing government and building developer clients.  We continue to expand into natural resources management expanded capabilities for future wildfire management, post-disaster assessments, and regional planning activities.”

Founded in 1965, L.D. King, Inc. has served Southern California for more than six decades, with a reputation for quality and long-term client relationships across public works, commercial, and residential projects. The firm’s multidisciplinary team of licensed professionals delivers comprehensive services ranging from land surveying and engineering to planning and construction management, addressing the diverse needs of municipal government agencies and private developers.

Building the Foundation for Drone as a Service Growth

•Established ZenaTech as a first-to-market leader pioneering a multi-service, globally scalable Drone as a Service network for government and commercial clients with 20 US and global acquisitions combined with two corporate stores

•Since its inception, Drone as a Service has focused on acquiring established, profitable businesses operating with legacy processes and modernizing them for growth through drone innovation, automation, and data-driven workflows

•Drone as a Service is now positioned to grow margins by integrating embedding AI-autonomous drone capabilities and certifying field technicians as licensed drone pilots, ZenaTech reduces labor intensity and streamlines operation costs

•Over the course of 2025, the company has been acquiring profitable businesses with an immediate revenue base, while expanding services and cross selling opportunities such as data analysis, automating maintenance, and new services like wildfire management, environmental monitoring, power washing, among others. Drone as a Service has now reached 20 acquisitions, ahead of its expected timeline

ZenaTech’s Drone as a Service business platform provides business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.